ONESOURCE SERVICES INC.
60 MARKET SQUARE
P.O. BOX 1768
BELIZE CITY
BELIZE
TEL NO: 501 223 4245
FAX NO: 501 227 4443

U.S. Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

October 12, 2007

Dear Sirs,

Re: <u>OneSource Services Inc. (File No. 82-35018)</u>

Pursuant to the filing requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 for foreign private issuers that have claimed an exemption, OneSource Services Inc. ("OSI") hereby submits a copy of the press release announcing the acquisition of OSI by ABM Industries Inc. for US$365 million.

Yours faithfully,

Abner Peralta
Company Secretary's Office

ONESOURCE SERVICES INC. ANNOUNCES IT IS BEING ACQUIRED BY ABM INDUSTRIES INC. FOR CASH OF $365 MILLION

Belize City, Belize, October 8, 2007, -- OneSource Services Inc. (London AIM: OSS) ("OneSource") announces today that it has signed a definitive agreement with ABM Industries Incorporated (NYSE: ABM) ("ABM") whereby ABM will acquire the entire issued share capital of OneSource for $365 million (approximately £179 million) payable in cash at closing (the "Transaction"). ABM is a leading provider of outsourced facilities services in the United States.

The aggregate consideration of $365 million represents approximately £48.10 per share compared with the closing mid-market price on the London Stock Exchange Alternative Investment Market on Friday, October 5, 2007 of £6.65. For the year ended March 31, 2007, OneSource reported revenues of $824.6 million (£420.2 million), income before income taxes of $1.8 million (£0.9 million) and a net loss of $1.9 million (£1.0 million). Excluding goodwill, net liabilities of OneSource at March 31, 2007 amounted to $4.7 million (£2.4 million).

Under the terms of the Transaction and at OneSource's sole option, it may elect for part of the consideration to be paid in the form of a pre-closing dividend of up to $50 million. In this case, prior to the closing of the Transaction, OneSource would form a new subsidiary with capital of up to $50 million and the shares of the new company would be distributed to OneSource shareholders in proportion to their respective shareholdings. As soon as practicable after closing, the shares of the new company would then be listed on AIM in London.

The transaction is subject to regulatory and other customary approvals and is expected to close in November 2007. On closing of the transaction OneSource's shares will cease to be admitted to trading on AIM.

The agreement has been approved by the boards of directors of both companies. Lord Ashcroft KCMG, OneSource's Chairman who has an interest in approximately 74 per cent. of the issued share capital of OneSource, has signed a resolution approving the Transaction in his capacity as the majority shareholder of OneSource and no other approval of OneSource shareholders is required.

Lord Ashcroft said, "This is the right move at the right time for OneSource, our clients and our employees. ABM shares our commitment to world-class facilities services and customer satisfaction, and I am proud that OneSource, which has some of the best people in the business, will play an integral role in making ABM even more competitive in an increasingly globalized market."

For further information contact:

Nicholas Wells, Cenkos Securities plc
+44 (0)20 7397 8920

OneSource
UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company's web site: http://www.one-source.com

END